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Issuer Free Writing Prospectus Dated October 8, 2009
Relating to Preliminary Prospectus Dated September 24, 2009
Filed Pursuant to Rule 433
Registration Statement No. 333-162115

DragonWave Inc.	For the three and six months ended August 31 2009

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian $000's

unaudited

	Note	As at August 31, 2009	As at February 28, 2009
Assets
Current Assets
Cash and cash equivalents		21,349	8,504
Short term investments		—	14,994
Accounts receivable	4	26,002	10,523
Other receivables		1,240	720
Inventory	3	15,346	14,238
Prepaid expenses		746	173
Future income tax asset		207	—

		64,890	49,152
Long Term Assets
Property and equipment		4,130	2,676
Future income tax asset		139	—
Deferred financing	14	657	—

		4,926	2,676
Total Assets		69,816	51,828

Liabilities
Current Liabilities
Line of credit	4	587	641
Accounts payable and accrued liabilities		20,128	5,640
Taxes payable		246	37
Deferred revenue		1,562	2,215

		22,523	8,533
Commitments	7
Shareholders' equity
Capital stock	5	120,001	119,925
Contributed surplus	5	1,744	1,230
Deficit		(74,452)	(77,860)

		47,293	43,295
Total Liabilities and Shareholders' Equity		69,816	51,828

On behalf of the Board:

(s) GERRY SPENCER Director	(s) CLAUDE HAW Director

See accompanying notes

2

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE INCOME AND DEFICIT

Expressed in Canadian $000's except share and per share amounts unaudited

		Three months ended		Six months ended
	Note	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
REVENUE	11	35,509	10,572	51,459	21,297
Cost of sales	3	20,584	6,945	31,024	13,289

Gross profit		14,925	3,627	20,435	8,008

EXPENSES
Research and development		3,544	2,594	6,568	5,725
Selling and marketing		3,567	2,783	6,106	5,407
General and administrative		1,819	1,133	3,050	2,263
Investment tax credits		(60)	(50)	(120)	(100)

		8,870	6,460	15,604	13,295

Income (Loss) from operations		6,054	(2,833)	4,830	(5,287)
Interest income		10	179	44	433
Interest expense		(15)	(9)	(22)	(18)
Gain on sale of property and equipment		35	—	35	—
Foreign exchange gain (loss)		70	997	(1,616)	1,265

Income (Loss) before income taxes		6,154	(1,666)	3,271	(3,607)
Income tax expense		(209)	(11)	(209)	(11)
Future income tax recovery		346	—	346	—

Net and Comprehensive Income (Loss)		6,291	(1,677)	3,408	(3,618)
Deficit, beginning of period		(80,743)	(73,812)	(77,860)	(71,871)

Deficit, end of period		(74,452)	(75,489)	(74,452)	(75,489)

Income (Loss) per share
Basic	6	0.22	(0.06)	0.12	(0.13)
Diluted	6	0.21	(0.06)	0.12	(0.13)
Weighted Average Shares Outstanding
Basic	6	28,620,162	28,555,335	28,594,700	28,517,929
Diluted	6	29,675,696	28,555,335	29,281,050	28,517,929

See accompanying notes

3

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian $000's

unaudited

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Operating Activities
Net Income (loss)	6,291	(1,677)	3,408	(3,618)
Items not affecting cash
Depreciation	336	260	639	495
Stock-based compensation	302	157	544	303
Warrant expense	—	(9)	—	2
Unrealized foreign exchange (gain) loss	359	(124)	1,391	(64)
Gain on sale of fixed asset	(35)	—	(35)	—
Benefit on recognition of future income tax asset	(346)	—	(346)	—
Accrued interest on fair value of short-term investments	—	—	—	150

	6,907	(1,393)	5,601	(2,732)
Changes in non-cash working capital items	(5,709)	(1,711)	(4,258)	(2,450)

	1,198	(3,104)	1,343	(5,182)

Investing Activities
Acquisition of property and equipment	(1,501)	(347)	(2,093)	(670)
Maturity of short-term investments	—	—	14,994	31,758

	(1,501)	(347)	12,901	31,088

Financing Activities
Change in line of credit	1	22	(54)	26
Exercise of warrants	—	—	—	150
Issuance of common share net of issuance costs	35	—	46	—

	36	22	(8)	176

Effect of foreign exchange on cash and cash equivalents	(359)	124	(1,391)	64
Net increase in cash and cash equivalents	(626)	(3,305)	12,845	26,146
Cash and cash equivalents at beginning of period	21,975	31,002	8,504	1,551

Cash and cash equivalents at end of period	21,349	27,697	21,349	27,697

Cash paid during the period for interest	15	9	22	18

See accompanying notes

4

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul equipment.

        These consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] applicable to interim financial statements and follow the same accounting policies and methods of application as the Company's consolidated financial statements for the year ended February 28, 2009. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2009 and the accompanying notes.

        A reconciliation to generally accepted accounting principles in the United States has been presented in note 13. These interim consolidated financial statements should be read in conjunction with the financial statements re-filed on September 24, 2009 covering the periods ending May 31, 2009 and February 28, 2009.

2. ACCOUNTING POLICIES

        There are no new Handbook Sections as issued by the CICA which affect the current period.

3. INVENTORY

        Inventory is comprised of the following:

	August 31 2009	February 28 2009
Raw materials	4,227	6,368
Work in process	1,544	455
Finished goods	6,697	4,822

Total production inventory	12,468	11,645
Inventory held for customer service/warranty	2,878	2,593

Total inventory	15,346	14,238

        Cost of sales for the three and six months ended August 31, 2009 were $20,584 and $31,024 respectively [three and six months ended August 31, 2008—$6,945 and $13,289 respectively], which included $18,932 and $28,861 [three and six months ended August 31, 2008—$6,447 and $12,296 respectively] of costs associated with inventory. The remaining costs of $1,652 and $2,163 [three and six months ended August 31, 2008—$498 and $993 respectively] related principally to freight, warranty and other direct costs of sales.

5

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

3. INVENTORY (Continued)

        For the three and six month periods ended August 31, 2009, the Company recognized an impairment charge on inventory of $329 and $353 respectively [three and six months ended August 31, 2008—$6 and $155 respectively].

4. LINE OF CREDIT

        As at August 31, 2009, the Company had drawn $587 [February 28, 2009—$641], on an operating credit facility with a limit of U.S.$10,000 [February 28, 2009—C$5,000]. Interest is calculated at the bank's U.S. prime rate of interest plus 1.75% and resulted in a weighted average effective rate of 4.59% and 4.25% for the three and six months ended August 31, 2009 [three and six months ended August 31, 2008—5.89% and 6.06%]. The draw on the line of credit is denominated in both Canadian [C$240] and U.S. [U.S.$316] currencies. An additional U.S.$1,571 has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on accounts receivable. The Company was in compliance with the financial covenants included in the lending agreement as at August 31, 2009.

        The Company also holds a capital expenditure facility with a limit of U.S.$3,000 [February 28, 2009—Nil]. This facility was not utilized as at August 31, 2009.

5. SHAREHOLDERS' EQUITY

Capital Stock

	August 31 2009	February 28 2009
Issued and outstanding
28,633,995 [Feb 28, 2009—28,559,297]
Common shares	120,001	119,925
Contributed surplus	1,744	1,230

	121,745	121,155

        During the three months and six months ended August 31, 2009, the Company repurchased 315 restricted shares from departing employees [year ended February 28, 2009—3,221 shares].

        On March 11 and May 22, 2008, the Company issued 36,446 and 78,534 common shares respectively. These shares were issued as a result of the Company's bank exercising three separate warrants for cash consideration of $150.

        During the six month period ended August 31, 2009, shares outstanding increased by 74,698. This increase is attributed warrant exercises [4,905], option exercises [66,246], restricted shares repurchased [315], and share issuances as a result of participation in the employee share purchase plan [3,862].

6

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        On January 29, 2009 the Board of Directors of the Company approved the adoption of a shareholder rights plan (the "Rights Plan"). The Rights Plan is intended to provide the Company's board with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company's shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly and offer fair value, and permits bids that meet certain requirements intended to protect the interests of all shareholders.

        The Rights Plan was approved by the Toronto Stock Exchange and was ratified by the Company's shareholders on June 9, 2009 at the Company's Annual and Special Meeting of the shareholders. The complete Rights Plan is filed separately and available at www.sedar.com.

Contributed Surplus

        The following table provides details of the amount recorded to contributed surplus:

	August 31 2009	February 28 2009
Fair value of warrants	66	66
Stock based compensation—Stock option	1,678	1,164

	1,744	1,230

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 4,295,091 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and may generally be exercised at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

7

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Options	Weighted average exercise price
	#	$
Options outstanding at February 28, 2009	2,075,918	3.37
Granted	52,337	3.13
Cancelled and expired	(4,400)	3.55
Exercised	(53,600)	0.10

Options outstanding at May 31, 2009	2,070,255	3.30
Granted	102,379	6.04
Cancelled and expired	(24,771)	4.25
Exercised	(12,646)	2.86

Options outstanding at August 31, 2009	2,135,217	2.93

        The Company has recognized $302 and $544 for the three and six months ended August 31, 2009 respectively as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and six months ended August 31, 2008—$157 and $303].

        On May 14, 2009, the Company exchanged outstanding options held by employees with exercise prices in excess of the fair market value for new options with an exercise price of $3.38 [fair market value at May 14, 2009]. The new options were granted with an additional year of vesting, and an expiry date one year later than the original grant. This exchange affected 371,150 issued and outstanding options. The period expense of $216 associated with this exchange will be recognized immediately for options already vested on May 14, 2009 [expense of $86] with the remainder recognized rateably over the remaining vesting period. On June 9, 2009, the shareholders of the Company ratified a similar modification for officers of the Corporation affecting 290,000 outstanding options. The exchange has the same characteristics as the exchange executed for employees with the exception of the exercise price set at $4.45. The period expense of $197 associated with this exchange will be recognized immediately for options already vested on June 9, 2009 [expense of $83] with the remainder recognized rateably over the remaining vesting period. During the three months ended August 31, 2009 the expense related to the vesting of the above mentioned options resulted in the Company recognizing $19 of compensation expense.

        Prior to the initial public offering ["IPO"] on April 19, 2007, the fair value of options were estimated at the date of grant using the minimum value option pricing model with the following assumptions: risk-free interest rate of 2% to 4%, a dividend yield of nil, and an average expected life of four years.

        Pursuant to the IPO, the Company calculates the fair value of options granted at the date of grant using the Black-Scholes Model.

8

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        The following are the weighted average values used in determining the fair value:

	Three months ended August 31 2009	Twelve months ended Feb 28 2009
Volatility	111%	61.2%
Risk free rate of return	1.84%	1.6%
Dividend yield	Nil	Nil
Avg. Expected life	4 yrs	4 yrs

        The 102,379 options granted during the three month period ended August 31, 2009 were determined to have a fair value of $459.

        The following table summarizes information about the Company's stock options outstanding and exercisable on August 31, 2009:

	Options outstanding			Options exercisable
Exercise Price	Number of options	Weighted Avg remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$	#	(yrs)	$	#	$
0 - 2.00	450,500	4.21	1.37	—	—
2.01 - 3.50	829,125	1.83	2.46	649,424	2.46
3.51 - 5.00	712,337	4.17	3.85	310,826	3.88
5.00 - 6.44	143,255	4.72	5.94	16,380	5.61

	2,135,217	3.31	2.93	976,630	2.97

Restricted Shares

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan included provisions to allow employees to purchase common shares as restricted stock. The restrictions are removed at a rate of 25% one year from purchase and 1/36th of the remaining 75% per month thereafter.

9

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

        The following is a life to date summary of restricted stock activity:

	Restricted Stock	Weighted average exercise price
	#	$
Granted	1,839,296	0.01
Vested	(1,794,634)	0.01
Restricted stock repurchased on employee departure	(31,863)	0.01

Unvested restricted stock at August 31, 2009	12,799	0.01

        These restricted stocks vest at various dates with a vesting period of 48 months.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees contribution at a rate of 25%. The shares contributed by the Company will vest 12 months after issuance. During the three and six months ended August 31, 2009 a total of 1,978 and 3,861 shares were issued for proceeds of $11 and $17 respectively.

Warrants

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase U.S.$315 and U.S.$35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 42,171 common shares at a purchase price of $9.10 per share. The warrants, which carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        On March 31, 2005, the Company issued to its bank the right to purchase $120 of Class B Preferred shares of the Company which carries a cashless conversion privilege and expires on March 31, 2010. On September 9, 2005, the Company issued to their bank the right to purchase $30 of Class B Preferred shares of the Company which carries a cashless conversion privilege and expires on September 9, 2010. On January 31, 2007, the Company issued to their bank the right to purchase $152 of Class B Preferred shares of the Company which expire on January 31, 2012. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 157,068 common shares at a purchase price of $1.91 per share. The fair value was determined using the Black-Scholes Model at the date of issuance using a volatility factor of 75%, risk free interest rate between 4% and 4.5%, dividend yield of nil and expected life of 5 years. The fair value of the warrants was established at $329. During the three months ended May 31, 2008, the

10

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

5. SHAREHOLDERS' EQUITY (Continued)

warrants mentioned above were exercised and resulted in proceeds of $150 being paid to the Company. The warrants and its associated proceeds previously recorded as contributed surplus are now recorded in share capital. On March 11, 2008, the Company's bank exercised 78,534 warrants in exchange for 36,446 common shares. The bank utilized the cashless conversion provision within the agreement resulting in no additional funds being paid to the Company. On May 22, 2008, the Company's bank exercised 78,534 warrants in exchange for 78,534 common shares. The warrants were valued at $1.91 per common share.

        In consideration for entering into a convertible debt agreement with certain lenders, the Company issued warrants to the lenders which, pursuant to the capital reorganization on April 19, 2007, resulted in the determination of the number of common shares available for purchase, and the corresponding exercise price. As at August 31, 2009, outstanding warrants entitle the holders to purchase an aggregate of 178,287 common shares at a purchase price of $3.555 per share. A cashless conversion is permitted based on a formula detailed in the warrant agreement. The warrants become exercisable on April 19, 2007, and expires on April 19, 2010. During the three months ended August 31, 2009, 11,581 warrants were exercised resulting in the issuance of 4,905 shares after giving effect to the cashless conversion feature. The value of common shares increased by $17 with a corresponding decrease in contributed surplus.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.55 per share. The warrant expires 10 years after the date of issuance. The warrants shall vest based on the achievement of pre-determined business milestones. As at August 31, 2008, a revenue reduction provision in the amount of $66 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

11

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

6. NET INCOME PER SHARE

        The following table illustrates the dilutive impact on net income per share including the effect of outstanding options and warrants (000s, except share and per share amounts):

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Basic Net Income (Loss) per share
Net Income (Loss)	6,291	(1,677)	3,408	(3,618)
Weighted average number of shares outstanding	28,620,162	28,555,335	28,594,700	28,517,929

Net Income (Loss) per share	0.22	(0.06)	0.12	(0.13)

Diluted Net Income (Loss) per share
Net Income (Loss)	6,291	(1,677)	3,408	(3,618)
Weighted average number of shares outstanding	28,620,162	28,555,335	28,594,700	28,517,929
Dilutive effect of warrants	73,412	—	21,982	—
Dilutive effect of stock options	982,122	—	664,368	—

Adjusted weighted average number of shares outstanding	29,675,696	28,555,335	29,281,050	28,517,929

Net Income (Loss) per share	0.21	(0.06)	0.12	(0.13)

7. COMMITMENTS

        Future minimum operating lease payments as at August 31, 2009 per fiscal year are as follows:

$
2010	527
2011	1,059
2012	750
2013	77
Thereafter	13

2,426

        In addition to the commitments noted above, on December 1, 2008, the Company issued a letter of credit to support a guarantee with a European bank. The guarantee expires on April 30, 2010 and has an amount of up to 860,000 Euros. The Company is selling equipment to an integrator who will resell the equipment to a service provider. The Company will be required to fulfill its obligations under the guarantee in the event that the service provider defaults on its obligations to the bank. The Company has recourse against the integrator in the event that the guarantee is exercised.

12

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

7. COMMITMENTS (Continued)

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

8. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a board member. During the three and six months ended August 31, 2009, the Company paid $266 and $469 [three and six months ended August 31, 2008—$202 and $407 respectively], relating to the rent and operating costs associated with this real estate. These amounts have been allocated amongst various expense accounts.

        The Company also purchased products and services from a company significantly influenced by a Board Member. Total net product and services purchased during the three and six months ended August 31, 2009 were $5,126 and $6,441 respectively [three and six months ended August 31, 2008—$2,589 and $6,175 respectively], and the value owing for net purchases at August 31, 2009 was $1,377 [February 28, 2009—$1,405] and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and ultimately in cost of sales.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

9. FINANCIAL INSTRUMENTS

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31 2009	February 28 2009
Held for Trading(1)	21,349	23,498
Loans and receivables(2)	26,124	11,243
Other financial liabilities(3)	19,088	5,934

(1)
Includes cash and cash equivalents, and short-term investments

(2)
Includes accounts receivable and other receivables

(3)
Includes line of credit, accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, accounts receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value

13

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

9. FINANCIAL INSTRUMENTS (Continued)

approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents with variable interest rates expose the Company to interest rate risk on these financial instruments. The Company pays interest on its line of credit at the bank's prime rate of interest plus 1.75%, and has interest rate risk exposure due to changes in the bank's prime rate.

Credit risk

        The Company is exposed to credit risk with respect to accounts receivable in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to accounts receivable by performing credit reviews for each of its customers. As at August 31, 2009, one customer exceeded 10% of the total receivable balance. This customer represents 78% [February 28, 2009—20%] of the trade receivables balance.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer. As at August 31, 2009, 19% of trade receivables (net of allowances), are considered at least one day past due.

Foreign exchange risk

        The following table summarizes the proportion of its financial assets held in foreign currencies. Proportions are shown after conversion into Canadian dollars as at August 31, 2009:

	CDN Dollars	U.S. Dollars	Other Currency	Total
	%	%	%	%
Cash and cash equivalents	38	60	2	100
Accounts Receivable and other receivables	5	93	2	100
Line of credit, accounts payable and accrued liabilities	30	69	1	100

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company's financial results are reported in Canadian dollars while it conducts a significant portion of its business activities in foreign currencies, primarily U.S. dollars. The assets, liabilities, revenue and expenses that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the Canadian dollar had appreciated 1% against all foreign currencies at August 31, 2009, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a reduction of after tax net income of $256 for

14

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

9. FINANCIAL INSTRUMENTS (Continued)

the three month period ended August 31, 2009 [six months ended August 31, 2008—$342]. If the Canadian dollar had depreciated 1% against all foreign currencies at August 31, 2009, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an additional $256 of after tax net income for the three month period ending August 31, 2009 [six months ended August 31, 2008—$342].

Liquidity risk

        Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

10. CAPITAL MANAGEMENT

        The Company defines capital as its shareholders equity. The Company manages its capital in order to maintain flexibility and respond to changes in economic and/or marketplace conditions. In order to increase shareholder value, the Company may adjust its capital structure by issuing new shares, purchasing shares for cancellation or raising debt. At this time, the Company does not utilize debt facilities as part its capital management strategy with the exception of an operating line of credit. For the three months ended August 31, 2009, the Company has not distributed dividends to its shareholders. The Company is not subject to any externally imposed requirements other than disclosed in note 4; and there were no changes in the Company's approach to capital management during the three month period ended on August 31, 2009.

11. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	Three months ended				Six months ended
	August 31, 2009		August 31, 2008		August 31, 2009		August 31, 2008
	$	%	$	%	$	%	$	%
Canada	1,158	3%	1,248	12%	2,124	4%	3,068	15%
North America (excluding Canada)	30,711	87%	6,396	60%	42,597	83%	12,635	59%
Europe, Middle East, and Africa	2,965	8%	2,751	26%	5,992	12%	5,167	24%
Other	675	2%	177	2%	746	1%	427	2%

	35,509		10,572		51,459		21,297

15

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

12. ECONOMIC DEPENDENCE

        The Company is dependent on a key customer with respect to revenue. This customer represents approximately 77% and 69% of sales respectively for the three and six months ended August 31, 2009 [three and six months ended August 31, 2008—8% and 24% respectively].

13. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net loss and comprehensive loss as reported under Canadian GAAP to net loss and comprehensive loss that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Net and comprehensive income (loss) in accordance with Canadian GAAP	6,291	(1,677)	3,408	(3,618)
Share-based compensation	12	(36)	14	(73)

Net and Comprehensive income (loss) in accordance with U.S. GAAP	6,303	(1,713)	3,422	(3,691)

        The following table details the computation of U.S. GAAP for basic and diluted loss per share:

	Three months ended		Six months ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
Net and Comprehensive income (loss) in accordance with U.S. GAAP	6,303	(1,713)	3,422	(3,691)
Weighted average number of shares	28,620,162	28,555,335	28,594,700	28,517,929
Basic income (loss) per share	0.22	(0.06)	0.12	(0.13)
Weighted average number of shares—diluted	29,675,696	28,555,335	29,281,050	28,517,929
Diluted income (loss) per share	0.21	(0.06)	0.12	(0.13)

        There was no effect of the above adjustments on the total shareholders' equity.

16

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

13. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, the Company accounts for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, the Company was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards SFAS No. 123(R) "Share-based payments" ["SFAS 123(R)"]. This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of SFAS 123(R) are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. SFAS 123(R) was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied SFAS 123(R) and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

        As a result of adopting SFAS 123(R), which does not permit the use of the minimum value method additional compensation expense has been recorded under U.S. GAAP for the three and six month periods ended August 31, 2009 and August 31, 2008 and for the years ended February 28, 2009 and February 29, 2008.

        During the three-month periods ended May 31 and August 31, 2009, the Company modified certain outstanding stock options by reducing the exercise price of the options and extending their contractual life by one year. Under Canadian GAAP, in calculating the value of the option immediately prior to the modification, its expected life was limited to the remaining life of the previously granted option. Under U.S. GAAP, in accordance with SFAS 123(R), the expected life of the option was re-evaluated immediately prior to the modification and was not limited to the remaining expected life of the un-modified option. As a result, compensation cost recorded for the three-month periods ended May 31 and August 31, 2009 related to the modification under U.S. GAAP is less than the amount recorded under Canadian GAAP.

        SFAS 123(R) does not permit the use of the minimum value method. The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

17

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

August 31, 2009

14. SUBSEQUENT EVENT

        On September 24, 2009 the Company announced that it has filed a registration statement in the United States concurrently with a preliminary short form base PREP prospectus [the "Preliminary Prospectus"] in all of the provinces of Canada, except Quebec. This will constitute the Company's initial public offering of common shares in the United States [the "U.S. IPO"]. In connection with the filling of the Preliminary Prospectus and the U.S. IPO, the Company proposes to offer 7,454,050 common shares and certain selling shareholders propose to offer 5,518,250 common shares [the "Offering"]. In connection with its U.S. IPO, the Company has received conditional approval to list its common shares on the NASDAQ Global Market. Listing of the common shares on NASDAQ will be subject to the Company fulfilling all applicable listing requirements.

        The Company has agreed to grant the underwriters in respect to the offering an over-allotment option to purchase 15% of the common shares sold pursuant to the Offering, exercisable at any time, in whole or in part, up to 30 days from the closing of the Offering. The Offering will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing.

        The common shares of the Company will be registered in the United States pursuant to a registration statement filed under a multi-jurisdictional disclosure system permitted for certain Canadian companies filing registration statements in the United States. The registration statement has been filed with the United States Securities and Exchange Commission but has not yet become effective. The common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

        The costs incurred to date and classified as a deferred financing asset will be applied against the proceeds of the Offering in shareholders' equity.

18

DRAGONWAVE INC.

Management Discussion & Analysis

October 8, 2009

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s unaudited interim consolidated results of operations and financial condition for the three and six month periods ended August 31, 2009. This discussion should be read in conjunction with our unaudited consolidated interim financial statements for the three and six month periods ended August 31, 2009. For additional information and details, readers are referred to the audited annual consolidated financial statements, together with our Interim Financial Statements and MD&A for fiscal 2009 and our Annual Information Form (the "AIF") dated May 7, 2009, all of which are filed separately and are available at www.sedar.com.

        The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars. The information contained herein is dated as of October 8, 2009 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries, DragonWave Corp. and 4472314 Canada Inc. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

Forward-Looking Statements

        This MD&A contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All forward looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth herein, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond our ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales and revenue estimates, cost estimates and anticipated financial results, capital expenditures and objectives. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

        Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  our reliance on a small number of customers for a large percentage of revenue;

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  our dependence on our ability to develop new products and enhance existing products;
  •
  our history of losses;
  •
  our ability to successfully manage growth;
  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;
  •
  the impact of the general economic downturn on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  currency fluctuations;
  •
  our exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  the ability of our customers to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  our dependence on establishing and maintaining relationships with channel partners;
  •
  our reliance on outsourced manufacturing;
  •
  our reliance on suppliers of components;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a lengthy and variable sales cycle;
  •
  our dependence on ability to recruit and retain management and other qualified personnel;
  •
  our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  our ability to successfully effect acquisitions of products or businesses; and
  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

        Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this short form prospectus and in the documents incorporated herein by reference in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated. To develop a better understanding of the business risk factors that could cause our actual results to differ materially from expectations either expressed or implied please refer to our AIF and to our preliminary short form base PREP prospectus dated September 24, 2009, a copy of each of which is available on SEDAR at www.sedar.com.

        Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

SELECTED FINANCIAL INFORMATION:

	Three Months Ended		Six Months Ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
REVENUE	35,509	10,572	51,459	21,297
Cost of sales	20,584	6,945	31,024	13,289

Gross profit	14,925	3,627	20,435	8,008
EXPENSES
Research and development	3,544	2,594	6,568	5,725
Selling and marketing	3,567	2,783	6,106	5,407
General and administrative	1,819	1,133	3,050	2,263
Investment tax credits	(60)	(50)	(120)	(100)
Restructuring Charges	—	—	—	—

	8,870	6,460	15,604	13,295

Income (Loss) from Operations	6,054	(2,833)	4,830	(5,287)
Interest income (expense), net	(5)	170	22	415
Gain on sale of property and equipment	35	—	35	—
Foreign exchange gain (loss)	70	997	(1,616)	1,265

Net Income (Loss)	6,154	(1,666)	3,271	(3,607)
Income taxes	(209)	(11)	(209)	(11)
Future Income tax recovery	346	—	346	—

Net and Comprehensive Income (Loss)	6,291	(1,677)	3,408	(3,618)

Basic income (loss) per share	0.22	(0.06)	0.12	(0.13)
Diluted income (loss) per share	0.21	(0.06)	0.12	(0.13)
Basic weighted average shares outstanding	28,620,162	28,555,335	28,594,700	28,517,929
Diluted weighted average shares outstanding	29,675,696	28,555,335	29,281,050	28,517,929

	As at August 31, 2009	As at February 28, 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	21,349	8,504
Short Term Investments	—	14,994
Total Assets	69,816	51,828
Line of credit	587	641
Total liabilities	22,523	8,533
Total shareholder's equity	47,293	43,295

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as DragonWave's audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with DragonWave's consolidated financial statements and related notes thereto.

	FY 08		FY 09				FY10
	Nov 30 2007	Feb 29 2008	May 31 2008	Aug 31 2008	Nov 28 2008	Feb 28 2009	May 31 2009	Aug 31 2009
Revenue	11,548	10,342	10,725	10,572	10,704	11,333	15,950	35,509
Gross Profit	4,532	4,256	4,381	3,627	3,704	2,939	5,510	14,925
Gross Profit %	39%	41%	41%	34%	35%	26%	35%	42%
Operating Expenses	5,850	6,475	6,835	6,460	6,483	5,997	6,734	8,870
Income from operations	(1,318)	(2,219)	(2,454)	(2,833)	(2,779)	(3,058)	(1,224)	6,054
Net income (loss) for the year	(1,208)	(2,249)	(1,941)	(1,677)	(221)	(2,150)	(2,883)	6,291
Net income (loss) per share
Basic	(0.04)	(0.08)	(0.07)	(0.06)	(0.01)	(0.08)	(0.10)	0.22
Diluted	(0.04)	(0.08)	(0.07)	(0.06)	(0.01)	(0.08)	(0.10)	0.21
Weighted average number of shares outstanding
Basic	27,646,025	28,440,355	28,480,522	28,555,335	28,555,716	28,536,427	28,569,238	28,620,162
Diluted	27,646,025	28,440,355	28,480,522	28,555,335	28,555,716	28,536,427	28,569,238	29,675,696
Total Assets	62,268	59,815	54,988	55,371	56,102	51,828	49,818	69,816

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the growth in our revenue, and the project nature of the network installations of our end-customers. In addition, results may fluctuate as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Overview

        DragonWave is a leading provider of high-capacity Ethernet microwave solutions that drive next-generation IP networks. Our carrier-grade point-to-point Ethernet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our products is wireless network backhaul.

        We provided guidance on July 14, 2009 that revenue for our second quarter would approximately double from $16.0 million, the revenue recorded in the first quarter of our fiscal 2010. We were able to exceed this expectation with revenue of $35.5 million for the three months ended August 31, 2009. This represents a 123% increase over the first quarter of fiscal 2010 and 207% greater than the next largest quarterly revenue in our history ($11.5 million which was achieved in the three months ended November 30, 2007). In order to achieve this level of growth, our operations team worked closely with our suppliers to successfully adjust the output levels for this increase in demand. In addition to focusing on increasing volumes to meet customer demands, significant effort was made to secure our manufactured product at a lower cost. The impact of this effort is evident in our improved margin this quarter. Our gross margin in the second quarter of fiscal 2010 is 42.0%, an improvement of 7.7% over the same period in the previous fiscal year and an improvement of 7.5% over the first quarter of fiscal 2010. Higher sales levels combined with improved margin have resulted in our first quarterly operating profit. Income from operations of $6.1 million for the second quarter of fiscal 2010 represents an improvement of $8.9 million over the second quarter of the previous fiscal year. On a year-to-date basis, the income from operations of $4.8 million represents an improvement of $10.1 million from the first six months of fiscal 2009. We also recorded our first profit at the net income level of $6.3 million and $3.4 million respectively for the three and six month periods ended August 31, 2009 (second quarter of fiscal 2009 — ($1.7 million); year-to-date fiscal 2009 — ($3.6 million)).

        We continue to focus on meeting the demands of existing customers, while increasing efforts to broaden our geographic reach and win business with other national carriers in North America and abroad. All of the eight new customers shipped to in the second quarter of fiscal 2010 were located outside of North America, and of the nineteen new customers we shipped to in the first six months of fiscal 2010, two were located within the United States. We have demonstrated our commitment to attracting other major national carriers in the United States by hiring two senior executives who will be dedicated to this effort. We are also targeting our efforts at companies within the United States who will be expanding networks under the U.S. government stimulus program. To meet our objective of expanding our global reach we have created a Singapore office where sales representatives have been recruited. In July 2009, we announced that Globalive Wireless Management Corp. ("Globalive") had selected us to provide Ethernet microwave backhaul equipment for its multi-million dollar 3G+ (HSPA) cellular network in North America. We will begin shipping product to Globalive in the third and fourth quarters of fiscal 2010. In September 2009, we announced both a multi-year exclusive supply agreement with Unwired Australia to supply wireless backhaul for the forthcoming Vivid Wireless Perth network and the deployment by IBW of our Horizon Compact product to supply wireless backhaul for its WiMAX business services in Costa Rica.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The increase in sales in the second quarter of fiscal 2010 was fuelled by the North American WiMAX network build out by our largest customer. Sales to this customer accounted for 77% of our revenue for the three months ended August 31, 2009. We have successfully scaled to meet this customer's volume requirements.

        While we have dedicated a significant effort to revenue growth, we also focused on improving our gross margin performance. There are three key elements to that improvement: (i) securing lower cost sources of supply, (ii) achieving sales levels which enable us to access volume discounts, and (iii) migrating manufacturing and test functions to contract manufacturers as the most significant element of a program of cost restraint and control. In the second quarter of fiscal 2010, we began to migrate elements of our outsourced manufacturing that were previously conducted in North America to the Malaysian site of one of our existing contract manufacturers. This move is resulting in lower per part costs, and has enabled us to quickly meet the dramatic demand increase in the quarter. It has also broadened our supply chain so that we are now using three rather than two contract manufacturing locations to source our manufactured product. The increase in sales demand has resulted in a purchasing level where volume discounts are more significant and the fixed costs of operations can be more effectively leveraged. We will continue to focus on finding the highest quality and lowest cost manufacturing sources of supply, while concentrating internally on cost constraint to maximize our gross margin results. Our design team are continuing to focus on developing products and modifying existing designs to minimize manufacturing costs.

        We continue to be a leader in developing products which offer innovative solutions to customers' capacity requirements and cost concerns. In September 2009, we launched a new solution called "Horizon Quantum" which is designed to provide significantly increased bandwidth capacity of up to 4 Gbps per link in a half-rack-unit device incorporating a bandwidth accelerator feature that enables superior spectral efficiency by up to a factor of 2.5 times as compared to conventional systems. As wireless networks increasingly shift to more bandwidth-intensive data applications, we believe that network traffic, and associated service provider costs, have increased and will continue to increase more rapidly than subscriber revenue. We believe that Horizon Quantum addresses this dynamic by offering a lower cost per bit and lower operational costs for carriers than conventional systems. The marketplace is already providing feedback on the launch of Horizon Quantum. In September 2009, xchange magazine presented us with the Best of 4G Award for our Horizon Quantum Ethernet microwave solution in the Best 4G Enabling Technology Innovation category.

        We announced our outlook for annual revenues for FY 2010 in a news release dated September 9, 2009. The September 9, 2009 outlook has been further updated in our news release dated October 8, 2009.

Equity Financing

        In September 2009, we announced that we had filed a registration statement in the United States concurrently with a preliminary short form base PREP prospectus (the "Preliminary Prospectus") in all of the provinces of Canada, except Quebec. This will constitute our initial public offering of common shares in the United States (the "U.S. IPO"). In connection with the U.S. IPO and the filing of the Preliminary Prospectus, we propose to offer 7,454,050 common shares and certain selling shareholders propose to offer 5,518,250 common shares (the "Offering"). In connection with its U.S. IPO, we have received conditional approval to list our common shares on the NASDAQ Global Market. Listing of our common shares on NASDAQ will be subject to our fulfillment of all applicable listing requirements.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Revenue and Expenses

        We target customers principally in the global wireless communications service providers market and in particular, service providers offering high-capacity wireless communication services. We also target enterprise and municipal/government customers that own or operate private networks requiring point-to-point applications. We distribute our products and services through a combination of direct and indirect sales channels. In the service provider market, our direct sales efforts target customers worldwide implementing or planning networks, and include marketing to prospective customers where spectrum is being sold in anticipation of a network build. The sales cycle to this class of customer typically involves a trial (or trials), and generally requires nine to twelve months from first contact before orders are received. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply arrangement. We distribute our products and services to the remainder of the market through a network of distributors, Value Added Resellers ("VARs") and Original Equipment Manufacturers ("OEMs"), leveraging the market specific expertise of these channel partners.

        We evaluate revenue performance over three main geographic regions. These regions are North America; Europe, the Middle East and Africa ("EMEA"); and Rest of World ("ROW"). The following table sets out the portion of new customers and existing customers we shipped to in the second quarter of 2010.

Number of Customers Shipped to in the Quarter Ended August 31, 2009

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The success of our European sales organization in attracting new customers is evident in the table above. We believe that our growth strategy hinges, in part, on new customer acquisition and on our ability to penetrate markets outside of North America where the wireless backhaul market is also expanding. In order to give better visibility to our solutions, we have successfully recruited sales personnel for an office in Singapore. From this location, we plan to increase our presence in the Asia Pacific region.

        The table below breaks down the revenue earned by region for both the three and six month periods ending August 31, 2009 and compares these figures to the same periods in the prior fiscal year. Although the pace of growth is not as great as in North America, the increasing number of customers in EMEA, including large regional carriers in Pakistan and France continues to push sales to higher levels when compared to the same periods in the previous year.

	Three months ended				Six months ended
	Aug 31, 2009		Aug 31, 2008		Aug 31, 2009		Aug 31, 2008
	$	%	$	%	$	%	$	%
Revenue
North America	31,869	90%	7,644	72%	44,721	87%	15,703	74%
Europe, Middle East and Africa	2,965	8%	2,751	26%	5,992	12%	5,167	24%
Rest of World	675	2%	177	2%	746	1%	427	2%

	35,509		10,572		51,459		21,297

        Our manufacturing strategy continues to centre on the utilization of outsourced manufacturing to meet the increasing demand for our products worldwide. As such, a large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried out mainly on our premises. We use primarily the services of two outsourced manufacturers with locations in North America and Malaysia. One of those manufacturers is BreconRidge Corporation ("BreconRidge"). BreconRidge is a related party because Terence Matthews, one of our directors, holds a significant equity interest. Management believes that the commercial terms of our arrangement with BreconRidge reflect fair market terms and payment provisions.

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        As a consequence of being a publicly traded company the federal portion of Investment Tax Credits ("ITCs") earned by us are no longer refundable but are still available to us to reduce future cash taxes payable. There remains a refundable provincial investment tax credit available to us.

        We conduct the majority of our business transactions in two currencies, U.S. dollars and Canadian dollars. Most of our sales and cost of sales are denominated in U.S. dollars. Since our headquarters are located in Canada, the majority of our operating expenses (including salaries and operating costs but excluding cost of sales) are denominated in Canadian dollars. The majority of the proceeds from our initial public offering and follow on offering were received by us in Canadian dollars. This supply of Canadian currency significantly reduces the requirement for us to purchase Canadian dollars to pay Canadian based expenses. The expense or gain on the consolidated statement of operations is driven largely by the requirement to translate U.S. based cash deposits and accounts receivable into Canadian dollars.

        Our cost structure is not fixed and we do expect some upward pressure on expenses to support higher levels of activity.

Comparison of the three and six months ended August 31, 2009 and August 31, 2008

Revenue

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$35,509	$10,572	$51,459	$21,297

        Revenue increased by 236% or $24.9 million for the second quarter of fiscal 2010 compared with the same period in the previous year. On a year-to-date basis, revenue for the six months ended August 31, 2009 increased by 142% or $30.2 million over the same period in the previous year.

Changes to Revenue: Three months ended August 31, 2009 vs Three months ended August 31, 2008

North American national carrier	25.1
New Customers (EMEA)	0.6
Canada national carrier	0.3
Regional Carriers and Distributors in EMEA	(0.2)
North American regional carriers and distributors	(0.3)
Engineering Services — contract terminated at the end of Q2 FY09	(0.6)

Total	24.9

Changes to Revenue: Six months ended August 31, 2009 vs Six months ended August 31, 2008

North American national carrier	29.6
New customers (primarily in EMEA)	1.1
Canadian national carrier	0.5
North American regional carriers and distributors	(0.1)
Distributors and VARs (ROW)	(0.4)
Engineering services	(0.5)

30.2

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Gross Profit

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$14,925	$3,627	$20,435	$8,008
42.0%	34.3%	39.7%	37.6%

        Our gross margin climbed to 42.0% and 39.7% for the three and six month periods ended August 31, 2009 respectively. This represents a 7.7%, and 2.1% increase respectively over the same periods in the previous fiscal year. We have been working toward reducing the costs of supply for several quarters by moving some of our more labour intensive activities to a contract manufacturing facility in Malaysia. The cost reduction benefits associated with this decision began to be realized in the second quarter of fiscal 2010. Cost reduction benefits were also realized because of the significant increase in the raw material volume we ordered. While the sales volume has increased by 123% over the first quarter of fiscal 2010, labour and manufacturing costs incurred have not increased as significantly and this too has benefited the gross margin in the second quarter of fiscal 2010. We continue to invest in design changes which will reduce manufacturing costs and will continue to pursue the best suppliers globally that meet our quality and cost objectives. 42% gross margin is at the high end of our expected margin range and we expect margin levels to normalize in the current and subsequent quarters.

Research and Development

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$3,544	$2,594	$6,568	$5,725

        Research and development ("R&D") expenses increased by $1.0 million for the three month period ended August 31, 2009 and $0.8 million for the six month period ended August 31, 2009, when compared with the same periods in the prior fiscal year.

        The main contributors to the increase were compensation related charges and reduced recoveries associated with external contract work. The compensation costs grew as a result of the costs associated with variable compensation spending and higher external contractor costs for test engineering resources. These costs were only partially offset by the staff reduction of senior engineering resources which resulted from a company-wide restructuring effort which took place on December 1, 2008. (Second quarter of fiscal 2010 higher by $0.5 million; year-to-date fiscal 2010 higher by $0.2 million). A decrease in the revenue generated from external engineering contracts also impacted both the quarter and year to date comparisons. When revenue is recognized on these contracts the associated costs are removed from R&D and recognized in cost of goods sold. (Negative variance: Second quarter fiscal 2010 — $0.3 million; year-to-date fiscal 2010 — $0.6 million). Higher equipment costs and materials purchased for prototypes accounted for the majority of the remaining increase (Second quarter of fiscal 2010 higher by $0.2 million; year to date fiscal 2010 $ nil change).

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Selling and Marketing

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$3,567	$2,783	$6,106	$5,407

        Sales and marketing expenses increased $0.8 million in the three months ended August 31, 2009 relative to the same three month period in the previous fiscal year, and $0.7 million for the six months ended August 31, 2009 compared to the same six month period in the previous fiscal year.

        Higher variable compensation spending associated with revenue performance and compensation costs related to the increase in sales and customer support personnel accounted for the majority of the increase in spending. (Second quarter of fiscal 2010 higher by $0.9 million; year-to-date fiscal 2010 higher by $1.0 million) The increased number of sales and support staff located in regions where our customers are located is helping us to reduce travel expenditures (Second quarter of fiscal 2010 lower by $0.1 million; year to date fiscal 2010 lower by $0.3 million).

General and Administrative

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$1,819	$1,133	$3,050	$2,263

        General and administrative expenses increased by $0.7 million for the three months ended August 31, 2009 when compared to the same three month period in the previous fiscal year, and increased by $0.8 million for the six months ended August 31, 2009 when compared to the same six month period in the prior fiscal year.

        The $0.7 million increase in spending in the quarter can be primarily attributed to higher variable compensation costs and compensation spending related to an increase in headcount resources (Second quarter of FY10 higher by $0.5 million; year-to-date fiscal 2010 higher by $0.5 million). Higher travel related spending costs including trips to manufacturing locations in the Far East and higher business taxes and insurance accounted for the remaining differences (Second quarter of fiscal 2010 higher by $0.2 million; year-to-date fiscal 2010 higher by $0.3 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Investment Tax Credits

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$(60)	$(50)	$(120)	$(100)

        We continue to accrue an amount related to the refundable portion of the ITCs available in the province of Ontario. There has been no significant change in the value accrued in the first half of fiscal 2010 over the amount accrued in the same period in the previous fiscal year.

Interest Income (Net)

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$(5)	$170	$22	$415

        Interest income is calculated on our guaranteed short term investment. We value the investment at market value. Interest expense is paid on our line of credit.

        The decreased principal as well as the decrease in the prime lending rate has resulted in lower interest income values in the second quarter, when compared to the same period in the previous year. The line of credit balance in its native currency has remained unchanged for the last six fiscal quarters, which resulted in no significant variance in interest expense.

Gain on Sale of Property and Equipment

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$35	$—	$35	$—

        We triggered a small gain on the sale of a piece of test equipment when we exchanged the unit and purchased a new asset.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Foreign Exchange Gain (Loss)

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$70	$997	$(1,616)	$1,265

        The small foreign exchange gain recognized in the second quarter of fiscal 2010 reflected the stability of the Canadian dollar relative to the U.S. dollar over the three month period. The foreign exchange loss over the six month period was recorded when the Canadian dollar strengthened against the U.S. dollar earlier in the year. The impact to the P&L was created when U.S. denominated monetary assets were translated into Canadian dollars at the balance sheet date.

Income Taxes

	Three months ended August 31		Six months ended August 31
	2009	2008	2009	2008
Income Tax Expense	$(209)	$(11)	$(209)	$(11)
Future Tax Recovery	$346	$—	$346	$—

        Both the income tax expense and the income tax recovery recorded for the three and six month periods ended August 31, 2009 relate primarily to DragonWave's wholly owned U.S. subsidiary. Given its recent history of positive net income, it was determined that the benefit of the tax losses available to the US company should be recorded in the current quarter. At the same time, an accrual was made for the estimated taxes payable associated with net income in excess of available tax losses for the U.S. subsidiary for the first six months of fiscal 2010.

Liquidity and Capital Resources

        As at August 31, 2009, we had a credit line in place with a major U.S.-based bank which allows borrowing to support working capital requirements of up to U.S.$10.0 million and capital expenditure requirements of up to U.S.$3 million.

        The table below outlines selected balance sheet accounts and key ratios:

	As at August 31, 2009	As at February 28, 2009
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	21,349	8,504
Short Term Investments	—	14,994
Working Capital	42,367	40,619
Long Term Assets	4,926	2,676
Long Term Liabilities	—	—
Working Capital Ratio	2.9 : 1	5.8 : 1
Days Sales Outstanding in accounts receivable	58 days	76 days
Inventory Turnover	7.1 times	2.3 times

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Cash

        As at August 31, 2009, we had $21.3 million in cash and cash equivalents ("Cash") representing a $2.1 million decrease from the Cash and short term investments balance at February 28, 2009. The cash outflow in the first six months of fiscal 2010 was minimized because of the net income of $3.4 million. When adjusted for non-cash items depreciation, stock-based compensation and the benefit on recognition of future income tax asset, the net income becomes $4.4 million. Offsetting this positive income was the $4.4 million increase in non-cash working capital items. We continue to invest in capital equipment which used a further $2.1 million.

Working Capital

Changes in working capital	February 28, 2009 to August 31, 2009
Beginning Working Capital Balance (current assets — current liabilities)	40,619
Cash and cash equivalents and Short Term Investments	(2,149)
Accounts Receivable	15,479
Other receivables	520
Inventory	1,108
Prepaid Expenses	573
Current Income Tax Asset	207
Line of Credit	54
Accounts Payable and accrued liabilities	(14,488)
Taxes Payable	(209)
Deferred Revenue	653

Net Change in Working Capital	1,748

Ending Working Capital Balance	42,367

        Working capital is calculated as the difference between our current assets and current liabilities. Our working capital balance increased by $1.7 million between February 28, 2009 and August 31, 2009. The increase in accounts receivable had a significant impact, as did the increase in inventory. However, the growth in both the Accounts Receivable and Inventory balances was offset by the growth in Accounts Payable and accrued liabilities amounts.

        The days sales outstanding in accounts receivable, ("DSO"), as at August 31, 2009 was 58 days. This calculation was 18 days lower than the DSO of 76 days at February 28, 2009. We evaluate DSO by determining the number of days of sales in the ending accounts receivable balance with reference to the most recent monthly sales, rather than average yearly or quarterly values. Our favourable DSO performance relates to strong collection efforts and timely receipt of payments.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        Inventory turnover for August 31, 2009 was 7.1 times for the six month period then ended, an improvement to that experienced at February 28, 2009. Turnover is calculated with reference to the most recent monthly standard cost of goods sold and is based on the period ending inventory balance of production related inventory (net of labour and overhead allocations).

Cash Inflows and Outflows:

        Our cash utilization has continued to decline:

	Aug 31 2008	Nov 30 2008	Feb 28 2009	May 31 2009	Aug 31 2009
Beginning Cash (incl Short Term Investments)	31,002	27,697	25,220	23,498	21,975
Net Income (Loss)	(1,677)	(221)	(2,150)	(2,883)	6,291
Changes in Non-Cash Working Capital	(1,711)	(2,625)	79	1,451	(5,709)
Investing Activities	(347)	(136)	(117)	(592)	(1,501)
Financing Activities	22	59	15	(44)	36
Non Cash items	408	446	451	545	257

Ending Cash	27,697	25,220	23,498	21,975	21,349
Total Cash Used	(3,305)	(2,477)	(1,722)	(1,523)	(626)

Cash Used in Operating Activities

        The positive impact to cash of the net income of $6.3 million was not fully offset by the $5.7 million increase in non-cash working capital in the second quarter of fiscal 2010.

Investing Activities (Purchase of Capital Assets)

        We are continuing to invest in capital equipment to support engineering programs as well as the capacity requirements associated with the increase in sales demand. In the quarter, spending on capital equipment used $1.5 million in cash resources.

Financing Activities

        There was minimal financing activity in the second quarter of fiscal 2010. We anticipate that the Offering discussed in "Overview" above, will be completed in the third quarter of fiscal 2010.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

        In connection with the Offering, we intend to spend the net proceeds of the Offering as follows: (i) as to approximately 40% of the net proceeds, to strengthen our balance sheet in preparation for new mobile broadband network deployments and to better position us to be selected as an equipment vendor for large network service providers; (ii) as to approximately 30% of the net proceeds, to fund working capital requirements associated with accelerating sales and production of our products; (iii) as to approximately

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

20% of the net proceeds, to continue to fund our efforts to increase sales penetration in regions outside North America, including increasing global direct sales activity, expanding our distribution, VAR and OEM network, and providing training and support to strengthen the systems engineering and support organizations of our VARs and OEMs. We also plan to invest in human resources and supporting infrastructure to support this effort; and (iv) as to the balance, to provide an available source of funding for potential future acquisition opportunities.

Commitments as at August 31, 2009

        Future minimum operating lease payments as at August 31, 2009 per fiscal year are as follows:

Fiscal Year	$(000's)
2010	527
2011	1,059
2012	750
2013	77
Thereafter	13

Total	2,426

        In addition to the above, on December 1, 2008, we issued a letter of credit to support a guarantee with a European bank. The guarantee expires on April 30, 2010 and has an amount of up to 860,000 Euros. We are selling equipment to an integrator who will resell the equipment to a service provider. We will be required to fulfill our obligations under the guarantee in the event that the service provider defaults on its obligations to the bank. We have recourse against the integrator in the event that the guarantee is exercised.

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        The common shares of the Corporation are listed on the TSX under the symbol DWI.

	Outstanding	Exercise Price Range	Weighted Avg Exerice Price
Common shares	28,633,995	n/a	n/a
DWI.TO on Oct 1, 2009	$8.70

Market Capitalization	$249,115,757
Stock options — common shares	2,135,217	$1.34 — $6.44	$2.93
Warrants — common shares	252,020	$3.55 — $9.10	$4.48

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The information presented is at October 1, 2009. There were no material transactions between October 1 and the date of this Management Discussion & Analysis that would materially affect the number of common shares outstanding.

Off-Balance Sheet Arrangements

        We lease space for our headquarters in Ottawa, Ontario, Canada. Our R&D, services and support, and general and administrative groups operate from our headquarters. We also lease warehouse space in Ottawa, Ontario, Canada. Both leases expire in November 2011. We lease additional warehouse space on a month by month basis. Our rental costs including operating expenses total $77,303 per month. In April, 2008 we signed a lease agreement in England. The lease expires in April, 2013 and rental costs including operating costs total $6,261 per month.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. We have purchase orders in place currently for raw materials and manufactured products in addition to capital expenses and services. All purchase orders reflect our current view on revenue and cash flow.

Financial Instruments

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31 2009	February 28 2009
Held for Trading (1)	21,349	23,498
Loans and receivables (2)	26,124	11,243
Other financial liabilities (3)	19,088	5,934
(1)
Includes cash and cash equivalents, and short-term investments

(2)
Includes accounts receivable and other receivables

(3)
Includes line of credit, accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, accounts receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Transactions with Related Parties

        We lease premises from a real estate company controlled by one of our directors, Terence Matthews. During the three month and six month periods ended August 31, 2009, we paid $0.3 million and $0.5 million respectively (three and six months ended August 31, 2008 — $0.2 million and $0.4 million respectively) relating to the rent and operating costs associated with this real estate. We have allocated these amounts among our various expense accounts.

        We also purchased products and services from two companies controlled or significantly influenced by Mr. Matthews (BreconRidge and Wesley Clover Corporation). Total net product and services purchased for the three months and six month periods ended August 31, 2009, were $5.1 million and $6.4 million respectively (three and six months ended August 31, 2008 — $2.6 million and $6.2 million respectively) and the value owing for net purchases at August 31, 2009 was $1.4 million (fiscal year ended February 28, 2009 — $1.4 million) and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and ultimately in cost of sales.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Description of Credit Facilities

Bank Line of Credit

        As at August 31, 2009, we had drawn $0.6 million (February 28, 2009 — $0.6 million), on an operating credit facility with a limit of U.S.$10.0 million (February 28, 2009 — C$5.0 million). Interest is calculated at the bank's U.S. prime rate of interest plus 1.75% and resulted in a weighted average effective rate of 4.59% and 4.25% for the three and six month periods ended August 31, 2009 (three and six months ended August 31, 2008 — 5.89% and 6.06%). The draw on the line of credit is denominated in both Canadian and U.S. currencies. An additional U.S.$1.6 million has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. We have provided a general security agreement on accounts receivable. We were in compliance with the financial covenants included in the lending agreement as at August 31, 2009.

        We also hold a capital expenditure facility with a limit of U.S.$3.0 million (February 28, 2009 — Nil). This facility was not utilized as at August 31, 2009.

Controls and Procedures

        In compliance with the Canadian Securities Administrators' National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting. These reports were filed for the six months ended August 31, 2009 and the twelve months ended February 28, 2009. During the three and six months periods ending August 31, 2009 no significant changes in internal controls occurred.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Critical Accounting Policies and Estimates

Inventory

        We value inventory at the lower of cost and market. We calculate the cost of raw materials on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of our broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. We consider software to be incidental to the product. Services range from installation and training to basic consulting. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. Additionally, our business agreements may contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. We allocate the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence. This portion of the arrangement fee is deferred. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple element arrangement and, therefore, we would allocate the corresponding revenue among the various components, as described above.

        We generate revenue through direct sales and sales to distributors. Revenue on stocking orders sold to distributors is not recognized until the end-user is identified.

        We evaluate arrangements that include services such as training and installation to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        We recognize revenue associated with extended warranty and advanced replacement rateably over the life of the contract.

        We recognize revenue from engineering services or development agreements according to the specific terms and acceptance criteria as services are rendered.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. We calculate warranty costs on a percentage of revenue per month based on current actual warranty costs and return experience.

        We record shipping and handling costs borne by us in costs of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing R&D costs are recorded as a recovery of the related R&D expenses, where such assistance is reasonably assured.

Foreign currency translation

        Our U.S. subsidiary, DragonWave Corp., is considered financially and operationally integrated and is translated into Canadian dollars using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in our income.

Income taxes

        We follow the liability method in accounting for income taxes. Under this method, current income taxes are recognized based on an estimate of the current year. Future tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The future benefit of losses available to be carried forward, and likely to be realized are measured using the substantively enacted tax rate in effect at the time in which the losses will be utilized. A valuation allowance is recorded when it is more likely than not that the benefit of the future income tax asset will not be realized.

Future Accounting Changes

        In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards ("IFRS") over a transitional period to be complete by 2011 (first quarter of fiscal 2012). We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The International Accounting Standards Board currently has projects underway that should result in new pronouncements that continue to evolve IFRS.

Transition to IFRS

        We will be required to report consolidated year end financial statements under IFRS for the first time on February 28, 2012 and the interim financial statements starting March 1, 2011. We are aware of the magnitude of the effort involved to succeed in such a transition and have begun the process to prepare for this eventuality.

        We started on the conversion plan in the first half of our 2010 fiscal year with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: diagnostic, development and implementation.

        The first phase includes the identification of significant differences between the current Canadian GAAP standards and IFRS that are relevant to us and a review of the alternatives available upon adoption. We performed a diagnostic review and established the most significant differences applicable to us. Canadian GAAP and IFRS differ in the following areas: share based payments, revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

        The second phase includes identification, evaluation and selection of accounting policies necessary for us to change over to IFRS as well as potential first-time adoption exemptions. During this phase, we will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. We will begin this phase in the third and fourth fiscal quarters of our 2010 fiscal year.

        The implementation phase will integrate all the solutions into our financial system and processes that are necessary for us to convert to IFRS.

DragonWave Inc. (the "issuer") has filed a registration statement (Registration No. 333- 162115, including a prospectus) under the Securities Act of 1933, as amended, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus included in the registration statement relating to this offering and any other offering documents if you request them by calling (613) 599-9991.

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CONSOLIDATED BALANCE SHEETS Expressed in Canadian $000's unaudited
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT Expressed in Canadian $000's except share and per share amounts unaudited
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in Canadian $000's unaudited
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian $000's except share and per share amounts unaudited August 31, 2009